GVURA CORP.

Ul. Prof. Tsani Kalianjiev 14, ap 1, Varna, Bulgaria, 9000

April 16, 2015

Mr. Jeff Kauten and Mr. Jan Woo

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: GVURA Corp

Registration Statement on Form S-1

Filed on: January 27, 2015

     File No. 333- 201711

Dear Ms. Walsh  and Mr. Guidry,

We received your letter dated February 24, 2015, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 23, 2015:

General

1.

It appears that you are a shell company: you have no or nominal operations and your assets consist solely of cash. Accordingly, revise the disclosure throughout your filing to state that you are a shell company. Please see Rule 405 of the Securities Act. Additionally, please disclose the consequences of your status as a shell company, including restrictions on your ability to use registration statements on Form S-8, limitations on the ability of your security holders to use Rule 144, and the potential for reduced liquidity or for outright illiquidity of your securities. Please also disclose your shell company status on your prospectus cover page and add a related risk factor.

In response to comment number 1 the Company has added the following language to the Prospectus Cover Page:

 “We are a “shell company” within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations.  Accordingly, the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i).  A holder of our securities may not rely on the safe harbor from being deemed statutory underwriter under Section 2(11) of the Securities Act, as provided by Rule 144, to resell his or her securities. Only after we (i) are not a shell company, and (ii) have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that we may be required to file such reports and materials, other than Form 8-K reports); and have filed current “Form 10 information” with the SEC reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, can our securities be resold pursuant to Rule 144.  “Form 10 information” is, generally speaking, the same type of information as we are required to disclose in this prospectus, but without an offering of securities.  These circumstances regarding how Rule 144 applies to shell companies may hinder your resale of your shares of the Company. due to reduced liquidity or outright illiquidity in the market for the securities of the Shareholders.”

The Company has also added the following risk factor:

 “BECAUSE WE ARE A “SHELL COMPANY”, THE HOLDERS OF OUR RESTRICTED SECURITIES WILL NOT BE ABLE TO SELL THEIR SECURITIES IN RELIANCE ON RULE 144, UNTIL WE CEASE BEING A “SHELL COMPANY”.

We are a “shell company” as that term is defined by the applicable federal securities laws.  Specifically, because of the nature and amount of our assets and our very limited operations, pursuant to applicable federal rules, we are considered a “shell company”.  Applicable provisions of Rule 144 specify that during that time that we are a “shell company” and for a period of one year thereafter, holders of our restricted securities cannot sell those securities in reliance on Rule 144.  This restriction may have potential adverse effects on future efforts to form capital. One year after we cease being a shell company, assuming we are current in our reporting requirements with the Securities and Exchange Commission, holders of our restricted securities may then sell those securities in reliance on Rule 144 (provided, however, those holders satisfy all of the applicable requirements of that rule).  For us to cease being a “shell company” we must have more than nominal operations and more that nominal assets or assets which do not consist solely of cash or cash equivalents. potential adverse effects that these restrictions may have on future efforts to form capital.”

2. Please include in your filing copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, whether or not they retain copies of the communications.

In response to comment number 2 the Company has no written communications currently prepared other than the subscription agreement and the prospectus. the Securities Act. However, we note the following:

· You disclose that you are a development stage company;

· You disclose that you are issuing penny stock;

· You have not commenced operations, and it is unclear whether you will be able to commence operations in the next 12 months;

· You have a net loss of $691 as of November 30, 2014;

· You generated no revenue to date; and

· Your assets consist only of $5,003 in cash.

Note that in adopting the release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.”

Please provide a detailed analysis addressing each of the issues described above, explaining why you believe you are not a blank check company. Please also disclose whether you plan to merge with an unidentified company. Alternatively, revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

In response to comment number 3 the Company has added the following information:

“The Company is not a blank-check company. The Company has a defined business plan involving the export/import business and while the Company has limited assets, has not generated any revenue to date, and has a net loss of $691.00 as of November 30, 2014, the Company is using the present S-1 Registration Statement to acquire enough capital from investors to launch operations.  The Company has no plans or intentions to engage in a merger or acquisition with an unidentified company or person. Further, once the Company is a reporting company, it will not be used as a vehicle for a private company to become a reporting company.”

Prospectus Cover Page, page 1

4. Please identify yourself as an emerging growth company on the outside front cover page of the prospectus.

In response to comment number 4 the Company has added the following language:

“The Company qualifies as an emerging growth company as defined in the Jumpstart Our Business Act. An emerging growth company is defined as an issuer with less than $1,000,000,000 total annual gross revenues during its most recently completed fiscal year. Title 1 of the Jumpstart Our Business Startups Act allows for scaled disclosures for emerging growth companies including no requirement for Sarbanes-Oxley Act Section 404(b) auditor attestations of internal control over financial reporting. Emerging growth companies also need not provide more than two years of audited financial statements per Section 7(a)(2)(A) of the Securities Act. The Company has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), which is irrevocable.

The Company’s Early Growth Status Terminates on the earliest of (i) the last day of the first fiscal year of the Company during which it had total annual gross revenues of $1 billion or more; (ii) the last day of the fiscal year of the Company following the fifth anniversary of the date of the issuer’s initial public offering; (iii) the date on which the Company has issued more than $1 billion in non-convertible debt securities in any three year period; or (iv) the date on which the Company is deemed to be a “large-accelerated filer” under the Securities Exchange Act of 1934, which means that it has at least $700 million of equity securities held by non-affiliates.”

Prospectus Summary, page 4

Gvura Corp., page 4

5. On page 3 you disclose that you have no operations “other than the agreement with a game developer to start creating a mobile application.” Your game development business is also disclosed elsewhere in your registration statement, including but not limited to your disclosure on page 7, where you disclose risks relating to your game business, and on page 14, where you provide disclosure regarding game development and marketing. However, elsewhere in the filing you disclose that you “are in the business of boats and motorcycles distribution in Europe.” Please revise the filing, clarifying the nature of your business and clarifying whether you have begun operations.

In response to comment number 5 the Company has deleted the reference to a gaming development contract and added the following to page 3:

GVURA CORP. is a development stage company and currently has no operations, “other than a plan to export and sell used motorcycles and boats in Bulgaria and executing an agreement with AB Logistics Ltd. as our Agent to store and ship our inventory.” The company also revised to delete and correct other erroneous statements throughout the prospectus.

6. We note your statement that, as of November 2014, you have an executed shipping agreement in place. Please explain, or revise your disclosure to clarify that you entered into the shipping agreement attached as Exhibit 10.1 to your registration statement on December 12, 2014, and that such agreement became effective on January 1, 2015.

In response to comment number 6 the Company has added the following:

“As of December 12, 2014 we have an executed shipping agreement in place which became effective on January 01, 2015.”

7. You disclose that Gvura Corp Eood. is a 100% owned subsidiary, but on page 21 you indicate that you have no subsidiaries. Please revise. Note that any subsidiaries should also be listed in an exhibit. Please see Item 601(b)(21) of Regulation S-K.

In response to comment number 7 the Company states the following:

“Gvura Corp Eood. is the only wholly owned subsidiary of Gvura Corp.”

The Offering, page 6

8. Please provide further details regarding the circumstances under which your board of directors shall determine to terminate this offering prior to one year from the date of this prospectus. In this regard, we also note your disclosure on page 15 that you intend to complete your public offering within 180 days after the effectiveness of your registration statement.

In response to comment number 8 the Company has added the following:

“(ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 5,000,000 shares registered under the Registration Statement of which this Prospectus is part, (iii) offering will end 180 days from the effectiveness of this registration statement.”

9. Please clarify that there is no guarantee that any funds will be raised from this offering.

In response to comment number 9 the Company has added the following

 “There is no guarantee that any funds will be raised from this offering.”

Risks Factors, page 6

Risks Associated to our Business, page 7

10. Please add a risk factor discussing the going concern raised by the independent auditors.

In response to comment number 10 the Company has added the following risk factor:

“OUR INDEPENDENT AUDITORS HAVE STATED THAT OUR OPERATING LOSSES RISK OUR ABILITY TO CONTINUE AS A GOING CONCERN

The Company’s significant operating losses have caused our auditors to raise substantial doubt about our ability to continue as a going concern.  We may not successfully implement all or any of our business strategies or successfully address the risks and uncertainties that we encounter. These potential uncertainties include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business, and additional costs and expenses that may exceed current estimates. We expect to incur significant losses into the foreseeable future. We recognize that if the effectiveness of our business plan is not forthcoming, we will not be able to continue business operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.”

11. It appears that Mr. Flaxman resides outside of the United States. Please add a risk factor disclosing that it may not be possible for investors to effect service of process within the United States upon such person or to enforce against such person judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws. In this regard, we note your disclosure on page 21. Please also discuss any related risks associated with doing business in a foreign country.

Because Our Sole Officer and Director Has Outside Business Activities. . ., page 8

In response to comment number 11 the Company has added the following risk factor:

“BECAUSE OUR SOLE OFFICER AND DIRECTOR RESIDES OUTSIDE THE UNITED STATES IT MAY NOT BE POSSIBLE FOR INVESTORS TO EFFECT SERVICE OF PROCESS OR ENFORCE A JUDGMENT OBTAINED IN UNITED STATES COURT AGAINST HIM

Our sole officer and director, Mr. Flaxman, currently resides outside the United States.  By residing outside the United States, should an investor(s) seek to serve Mr. Flaxman with a lawsuit or attempt to enforce a judgment obtained in a United States court predicated upon the liability provisions of the United States securities laws against Mr. Flaxman, they may not be successful.”

12. Please clarify whether Mr. Flaxman owes fiduciary duties to any companies or entities other than the company, and, if so, please disclose how such duties may impact your business and operations. In this regard, we note your disclosure that Mr. Flaxman “has been working in sales business and engaged in activities similar to those conducted by us.” Please also clarify that Mr. Flaxman will be devoting limited time to your operations, along with any associated risks. In this regard, we note your disclosure on pages 15 and 23.

In response to comment number 12 the Company has revised the risk factor as follows:

“BECAUSE OUR SOLE OFFICER AND DIRECTOR MAY IN FUTURE HAVE OUTSIDE BUSINESS ACTIVITIES SIMILAR TO THOSE THAT WILL BE PROVIDED BY GVURA CORP., THERE IS A POTENTIAL CONFLICT OF INTEREST, INCLUDING THE AMOUNT OF TIME HE IS ABLE TO DEDICATE TO GVURA CORP. AND ITS BUSINESS.

Currently our sole officer and director, Mr. Flaxman, has been working on promoting business for Gvura Corp.  A potential conflict of interest may arise in the future that may cause our business to fail, including conflicts of interest in allocating Mr. Flaxman’s time to our company as well as additional conflicts of interests over determining to whom a particular business opportunity should be presented. We do not currently have a right of first refusal pertaining to business opportunities that come to management's attention. While our sole officer and director has verbally agreed to present business opportunities first to us, we have not adopted a policy that expressly prohibits our sole officer and director from having a direct or indirect financial interest in potential future opportunity or from engaging in business activities of the types conducted by us. As a result, in determining to whom particular business opportunities should be presented, our sole officer and director Mr. Flaxman may favor his own interests over our interests and those of our shareholders, which could have a material adverse effect on our business and results of operations.  Furthermore, Mr. Flaxman, currently plans to spend only 15 hours per week working on matters involving Gvura Corp. and there is no agreement yet in place to employ Mr. Flaxman on a full time basis.  This small amount of time may not be sufficient for our business to develop as rapidly as we hope in addition to there being potential conflicts of interest with respect to Mr. Flaxman’s other business arrangements.”

Risks Associated with this Offering, page 10

13. Please add a risk factor discussing dilution to investors in this offering and the associated risks and consequences.

In response to comment number 13 the Company has added the following risk factor:

“INVESTORS IN THIS OFFERING WILL BEAR A SUBSTANTIAL RISK OF LOSS DUE TO IMMEDIATE AND SUBSTANTIAL DILUTION

The principal shareholders of Gvura Corp. own a majority of the outstanding shares of Gvura Corp. common stock. Further issues of stock will mean that shareholders may experience substantial “dilution.”  Therefore, the investors in this offering will bear a substantial portion of the risk of loss. Please refer to the section titled “Dilution” herein.”

14. Please include a risk factor stating that investors cannot withdraw funds once invested in this offering and that no provisions for escrow arrangements have been made. The risk factor should also include a discussion of associated risks and consequences.

In response to comment number 14 the Company has added the following risk factor:

“NO PROVISION FOR ESCROW OF FUNDS HAS BEEN MADE BY COMPANY MANAGEMENT AND THEREFORE INVESTORS CANNOT WITHDRAW THEIR FUNDS ONCE INVESTED IN THIS OFFERING.

We have made no arrangements to establish a separate escrow for funds received from investors as a result of this offering.  Any funds received by the Company will be immediately available to the Company for use in implementing the Company’s business model.  Investors desiring to withdraw their funds after they have made their investment will be unable to do so.  There is no guarantee that the Company, with the funds raised from investors, will be able to implement its business model and therefore investors face a substantial risk of losing their entire investment in the Company.”

Dilution, page 13

15. It appears that the offering proceeds used to compute pro forma net tangible book value per common share after the offering were not reduced to reflect estimated offering expenses. Please revise your dilution table to give effect to the estimated expenses of the offering.

In response to comments 15 and 17 we have shown are calculation here and revised our dilution table on most recent financials as follows:

Funding level	$100,000 5,000,000 x$ 0.02	$75,000	$50,000	$25,000
Anticipated net offering proceeds	$92,000 $100,000-$8,000	$67,000	$42,000	$17,000
Offering price	$0.02	$0.02	$0.02	$0.02
Net tangible book value per common share offering	$0.0002 ((1205)/5,000,000))	$0.0002	$0.0002	$0.0002
Increase per common share attributable to investors	$0.0099 (Pro forma net tangible book value per common share after offering - Net tangible book value per common share offering) (0.0101-0.0002)	$0.0085	$0.0066	$0.0040
Pro forma net tangible book value per common share after offering	$0.0101 ((amount of new funding + stock holder equity)/shares after offering) ((100,000+(1,205)/10,000,000)	$0.0087	$0.0068	$0.0042
Dilution to investors	$0.0099 (offering price - book value after offering per share (0.02-0.0101)	$0.0113	$0.0132	$0.0158
Number of shares after offering held by public investors	5,000,000 (5,000,000+5,000,000)	3,750,000	2,500,000	1,250,000
Total Shares issued and outsdanding	10,000,000	8,750,000	7,500,00	6,250,000
Dilution percentage of offering price	49% (dilution to investor / offering price) (0.0099/0.02)	56%	66%	79%
Capital Contribution by purchasers of shares	$92,000 (100,000-8,000)	$67,500	$42,000	$17,000
Capital contribution by existing stockholder	$5,000 (5,000,000 x 0.0001)	$5,000	$5,000	$5,000
Percentage capital contribution by existing stockholder	4.12% (5,000/97,000)	6.90%	10.64%	22.73%
Percentage capital contribution by existing stockholders	95.88% (92,000/97,000)	93.10%	89.36%	77.27%
Purchasers of shares percentage of ownership after offering	50.00% (5,000,000/10,000,000)	42.86%	33.33%	20.00%
Existing stockholders percentage of ownership after offering	50.00% (5,000,000/10,000,000	57.14%	66.67%	80.00%

16. Please disclose the increase in pro forma net tangible book value per common share after the offering for your current shareholder.

In response to comment 16 we have revised to disclose the increase in pro forma net tangible book value per common share after the offering for your current shareholder.

.

17. Please include a table comparing the public contribution under the proposed offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them as required by Item 506 of Regulation S-K.

In response to comment 17 we have updated the dilution table as reqired by item 506 of regulation S-K.

18. We note that the amount of stockholder’s equity disclosed in the paragraph below the table differs from the amount disclosed in the balance sheet on page 30. Please revise.

In response to comment 18 the company has revised the amount of stockholder’s equity of $1,205 as disclosed in the balance sheet on most recent financials on page 41.  .

Management’s Discussion and Analysis of Plan of Operation, page 13

19. Please provide the basis for your belief that it could take up to 180 days to launch your operations.

Liquidity and Capital Resources, page 16

In response to comment number 19 the Company has added the following information:

“It will take up to six months from the time we begin actually receiving investor funds to be in a position that allows us to start operations.  This is the result of having to establish first an office in Bulgaria, specifically the town of Verna, Bulgaria, and then in order to attract the business we will have to establish a website through which we can begin to market ourselves. This may take six months or less time depending on how quickly we can raise the necessary funds through the current offering.”

20. Please revise your disclosure in the third paragraph to indicate that you cannot guarantee your ability to sell any shares in this offering.

In response to comment 20 we have added the following disclosure:

“We cannot guarantee that the Company will be able to sell any of the common shares to investors in this offering.”

21. We note your statement that the “amount of the offering will likely allow [you] to operate for at least one year.” Please provide disclosure describing your rate of negative cash flow per month.

In response to comment 21 we have added the following disclosure:

“As of April 15, 2015 our rate of negative cash flow per month is of $760”. Which we calculated by dividing $3,798 by 5 months.

22. We note your statement that you anticipate that, “over the next 12 months the cost of being a reporting public company will be approximately $9,000.” Please clarify whether the proceeds from this offering will be used for such costs and revise your disclosure as appropriate, including but not limited to the Use of Proceeds section.

“The company anticipates over the next 12 months the cost of being a reporting public company will be approximately $8,000 as disclosed in the Use of Proceeds section under “legal and professional fees.””

Business Overview, page 18

Boats and Motorcycles Auctions, page 19

23. You disclose that the boat and motorcycle auctions you intend to use as your main acquisition source “can be found in most nations, but are often unknown to most people.” You also state that in the United States the auctions “play a major role as a wholesale market for second-hand sales” and that “[t]here are many potential customers in Bulgaria who would like to buy [used boats and motorcycles].” Please provide your basis for these statements.

In response to comment 23 we have deleted and modified our statements in the Boats and Motorcycle Auctions / Boats and Motorcycles for order and consulting sections.

Boats and Motorcycles for Order and Consulting, page 19

24. Please explain how you plan to “check the technical condition” of boats and motorcycles before delivery.

In response to comment number 24 the Company has added the following:

“Our services will include but not be limited to, checking the condition of boats, and motorcycles using the hired services of competent mechanics with knowledge, and shipping and handling and customs clearing if needed.”

Directors, Executive Officers, Promoter and Control Persons, page 22

25. Please revise your disclosure about Mr. Flaxman to include a brief narrative of the similar business in which he is involved and his role in such business. In this regard, we note your disclosure on page 8. Please also ensure that you have provided information regarding the specific experience, qualifications, attributes or skills of your director that led to the conclusion that he should serve as such. Please see Item 401(e) of Regulation S-K.

In response to comment number 25 we have deleted the information regarding Mr. Flaxman’s involvement in a similar business as Mr. Flaxman is only currently involved with Gvura Corp. and we have added the following:

“Mr. Flaxman has been buying repairing and reselling small boats and motorcycles in Bulgaria independently for the last 10 years. “

Conflicts of Interest, page 22

26. Please explain how your ability to “attract more venues to host [your] events” relates to your business plan and revise your disclosure accordingly.

In response to comment number 26 the Company has deleted the reference to “attract more venues to host [your] events,” and has replaced that with “As sales increase…”

Significant Employees, page 23

27. We note your statement that Mr. Flaxman plans to spend 15 hours per week on company matters. We also note your disclosure on page 15 that Mr. Flaxman plans to devote 20 hours per week to your business. Please revise your disclosure, as appropriate.

Plan of Distribution, page 24

In response to comment number 27 the Company has revised the disclosure to make it a consistent 15 hours per week that Mr. Flaxman devotes to the Company.

28. Please file as an exhibit the form of subscription agreement you plan to use. Please see Item 601 of Regulation S-K.

In response to comment number 28, the Company has added the subscription agreement as an exhibit 99.1

Financial Statements, page 28

Notes to the Financial Statements, page 34

Note 1: Organization and Basis of Presentation, page 34

29. We note your disclosure in the fourth paragraph that the financial statements and related disclosures as of July 31, 2014 are audited pursuant to the rules and regulation of the United States Securities and Exchange Commission. However, the filing includes financial statements as of November

30, 2014 and for the period from inception, August 26, 2014 to November 30, 2014. Please revise your disclosure accordingly.

In response to comment number 29 the Company’s accountant/auditor has changed the language of Note 1 to reflect the period from August 26, 2014 through November 30, 2014 and the Company has added the unaudited financials for the period ended February 28, 2015:

30. Please disclose the date of your fiscal year-end.

In response to comment number 30 the Company has added in the year end to be November 30.

Report of Independent Registered Public Accountant, page 29

31. Please have your accountant correct the name of the Company in the first paragraph of the report.

In response to comment number 31 the correct name of the Company has been added into the first paragraph of the report.

Item 14. Indemnification of Director and Officers, page 39

32. Please state the general effect of any statute, including the laws of the state of Nevada, under which your controlling person, director, and officer is insured or indemnified in any manner against liability which he may incur in his capacity as such. Please see Item 702 of Regulation S-K.

In response to comment number 32 the Company has added the following language:

As permitted by the Nevada General Corporation Law, we have adopted provisions in our by-laws to be in effect that limits or eliminates the personal liability of our directors. Consequently, a director will not be personally liable to us, or our stockholders, for monetary damages or breach of fiduciary duty as a director, except for liability for:

●

any breach of the director's duty of loyalty to us or our stockholders;

●

any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●

any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

●

any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

●

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Nevada General Corporation Law; and

●

we will advance expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We intend to obtain and thereafter maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit our stockholders and us. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

Item 17. Undertakings, page 40

33. Please revise your undertakings in accordance with Item 512 of Regulation S-K.

In response to comment 33 we have revised our undertakings as follows:

Under Rule 415 of the Securities Act, we are registering securities for an offering to be made on a continuous or delayed basis in the future. The registration statement pertains only to securities (a) the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness and (b) are registered in an amount which, at the time the registration statement becomes effective, is reasonably expected to be offered and sold within two years from the initial effective date of the registration.

Based on the above-referenced facts and in compliance with the above-referenced rules, Gvura Corp. includes the following undertakings in this Registration Statement:

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period, in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of the Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(1) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signature page, page 41

34. Please revise the signature page to your registration statement in accordance with Form S-1

In response to comment number 34 the Company has changed the signature page in accordance with Form S-1.

Power of Attorney, page 41

35. Please clarify that David Flaxman is signing the registration statement as your Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer. David Flaxman

The Company has changed the signature on the power of attorney to reflect Mr. Flaxman’s position of President, Principal Financial Officer and Principal Accounting Officer.

Exhibit Index, page 42

Exhibit 5.1

36. We note that the legal opinion is not dated, and does not reference a registration statement number or date of filing. Please have counsel date and revise the opinion to clearly reference the registration statement to which the opinion relates.

The Company has had legal counsel date the opinion letter and reference the original January 23, 2015 filing date.

37. Please have counsel revise the legal opinion to remove the reference to a selling shareholder or revise your disclosure accordingly.

The Company has had legal counsel remove the reference to a selling shareholder.

The Company acknowledges the following with respect to any request for an acceleration of the effective date of the pending registration statement:

(a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the company may not asset staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in your letter dated February 24, 2015.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: David Flaxman

Email: info@gvura.eu

Telephone: 702 605 4591

Thank you.

Sincerely,

/S/ David Flaxman

David Flaxman, President